Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 9 DATED AUGUST 15, 2014
TO THE PROSPECTUS DATED APRIL 29, 2014

This Supplement No. 9 supplements, and should be read in conjunction with, our prospectus dated April 29, 2014, as supplemented by Supplement No. 7 dated July 25, 2014 and Supplement No. 8 dated August 13, 2014. The purpose of this Supplement No. 9 is to disclose:

•	the status of our initial public offering; and

•	entry into a purchase and sale agreement.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of August 14, 2014, we received and accepted subscriptions in our offering for 44.6 million shares, or $444.4 million, including 0.2 million shares, or $2.2 million, sold to an affiliate of NorthStar Realty Finance Corp. As of August 14, 2014, 66.0 million shares remain available for sale pursuant to our offering. Our primary offering is expected to terminate on August 7, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Entry into a Purchase and Sale Agreement
On July 7, 2014, we, through a subsidiary of our operating partnership, entered into a purchase and sale agreement, or the purchase agreement, with an unaffiliated third party for the purchase of a portfolio of four senior living facilities located in Nassau and Suffolk counties, New York, or the portfolio, for a purchase price of $125.0 million, plus closing costs. Although there can be no assurance that the transaction will be completed, pursuant to the terms of the purchase agreement, if all of the conditions to our obligation to close have been satisfied, we must complete the acquisition of the portfolio on or before September 11, 2014. On August 11, 2014, our deposit toward the purchase of the portfolio became non-refundable, subject to customary closing conditions.